Exhibit 99.1

Financial Information of YY Live

Baidu (Hong Kong) Limited and JOYY Inc. (“JOYY”) entered into a share purchase agreement on November 16, 2020, and subsequently amended the share purchase agreement on February 7, 2021. Pursuant to the agreement, Baidu (Hong Kong) Limited agreed to acquire JOYY’s domestic video-based entertainment live streaming business in China which is referred to as YY Live, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Approximately US$2.0 billion of the purchase price would be payable to JOYY at the closing of the acquisition, subject to certain adjustments. After the closing, subject to certain conditions and adjustments, approximately US$1.0 billion would be payable no later than the later of the closing and April 30, 2021, and approximately US$300 million would be paid no later than the later of the closing of the acquisition and June 30, 2021, and a maximum amount of US$300 million would be payable subject to the achievement of certain conditions. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.

YY Live is a video-based live streaming platform in China offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. Users of YY Live may enjoy the live streaming services on YY Live platform through YY mobile app, YY.com website and PC YY. Users access content on the platform free of charge, but are charged for purchases of virtual items. YY Live generates revenue from the sales of in-channel virtual items used on its platform as tips for live streaming hosts.

Selected Statements of Operations Items

Revenues. YY Live generates (i) live streaming revenue from the sales of in-channel virtual items used on its live streaming platform and (ii) other revenue mainly from memberships services and advertising revenue.

Cost of revenues. Cost of revenues of YY Live consists primarily of (i) revenue sharing fees and content costs including payments to various talent agencies and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salaries and benefits, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges and (ix) other costs.

Sales and marketing expenses. Sales and marketing expenses of YY Live consist primarily of (i) advertising and promotion expenses and (ii) salaries and benefits for sales and marketing personnel.

Research and development expenses. Research and development expenses of YY Live consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel, and (iv) rental expenses..

General and administrative expenses. General and administrative expenses of YY Live consist primarily of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charge, and (iv) professional service fees.

Other income. Other income of YY Live primarily consists of government grants in connection with its contributions to tax refund.

Taxation

PRC

YY Live’s consolidated entities in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification in any year, the enterprise cannot enjoy the preferential tax rate in that year, and must instead use the regular 25% EIT rate. Enterprises qualified as software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. A number of YY Live’s consolidated entities qualified as HNTE or KNSE and enjoyed preferential income tax rates for the periods reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). A number of YY Live’s consolidated entities claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

Results of Operations

The following table sets forth a summary of YY Live’s results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. The financial statements of YY Live were prepared on a carve-out basis and the presentation may not necessarily reflect the financial position, the results of operation or the cash flows of YY Live had it actually existed on a stand-alone basis during the years presented. For more details of the preparation basis of the financial statements of YY Live, please refer to note 1(c) to Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Net revenues:
Live streaming	10,073,347	10,721,295	9,664,816	1,481,198
Others	199,349	241,243	285,470	43,750
Total net revenues	10,272,696	10,962,538	9,950,286	1,524,948
Cost of revenues(1)	(5,357,786)	(5,703,255)	(5,342,372)	(818,754)
Gross profit	4,914,910	5,259,283	4,607,914	706,194
Operating expenses(1) :
Sales and marketing expenses	(498,211)	(506,605)	(581,091)	(89,056)
Research and development expenses	(412,046)	(393,100)	(362,406)	(55,541)
General and administrative expense	(203,678)	(198,450)	(152,866)	(23,428)
Total operating expenses	(1,113,935)	(1,098,155)	(1,096,363)	(168,025)
Other income	67,018	203,408	166,272	25,482
Operating income	3,867,993	4,364,536	3,677,823	563,651
Interest income and investment income	1,565	2,455	2,899	444
Income before income tax expenses	3,869,558	4,366,991	3,680,722	564,095
Income tax expenses	(580,935)	(666,311)	(539,435)	(82,672)
Net income	3,288,623	3,700,680	3,141,287	481,423

Notes:
(1) Share-based compensation expenses was allocated in cost of revenues and operating expenses as follows:
Cost of revenues	17,494	8,655	11,241	1,723
Research and development expenses	97,945	56,960	45,861	7,029
Sales and marketing expenses	2,473	1,799	1,276	196
General and administrative expenses	75,284	72,913	34,344	5,263

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total net revenues. YY Live’s total net revenues decreased by 9% from RMB10,962.5 million in 2019 to RMB9,950.3 million (US$1,524.9 million) in 2020.

Live streaming revenue. Live streaming revenue of YY Live decreased by 10% from RMB10,721.3 million in 2019 to RMB9,664.8 million (US$1,481.2 million) in 2020, due to the combined effect of increase in number of paying users from 9.4 million in 2019 to 10.3 million in 2020 and decrease of ARPU from RMB1,138 in 2019 to RMB937 in 2020 due to COVID-19’s impact. YY Live’s number of paying users during a given period is the cumulative number of registered user accounts that have purchased virtual items or other products and services on YY Live at least once during the relevant period. YY Live’s ARPU is calculated by dividing total live streaming revenue during a given period by the number of paying users for that period.

Other revenue. Other revenue of YY Live increased by 18% from RMB241.2 million in 2019 to RMB285.5 million (US$43.8 million) in 2020, which was primarily due to an increase in membership fees.

Cost of revenues. Cost of revenues of YY Live decreased by 6% from RMB5,703.3 million in 2019 to RMB5,342.4 million (US$818.8 million) in 2020. This decrease was primarily due to the decrease of revenue sharing fees resulting from the decreased revenue.

Sales and marketing expenses. Sales and marketing expenses of YY Live increased by 15% from RMB506.6 million in 2019 to RMB581.1 million (US$89.1 million) in 2020. This increase was primarily due to increase of promotional expenses for user acquisition.

Research and development expenses. Research and development expenses of YY Live decreased by 8% from RMB393.1 million in 2019 to RMB362.4 million (US$55.5 million) in 2020, primarily due to the decrease of share-based compensation related to research and development personnel resulted from less new grants made.

General and administrative expenses. General and administrative expenses of YY Live decreased by 23% from RMB198.5 million in 2019 to RMB152.9 million (US$23.4 million) in 2020, primarily due to the decrease of share-based compensation resulted from less grant made.

Other income. Other income of YY Live was RMB166.3 million (US$25.5 million) in 2020, compared to an other income of RMB203.4 million in 2019, primarily attributable to the decrease of government grants received.

Income tax expenses. Income tax expenses of YY Live decreased by 19% from RMB666.3 million in 2019 to RMB539.4 million (US$82.7 million) in 2020, primarily due to lowered taxable income.

Net income. As a result of the foregoing, YY Live generated a net income of RMB3,141.3 million (US$481.4 million) in 2020, representing a 15% decrease from RMB3,700.7 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total net revenues. YY Live’s total net revenues increased by 7% from RMB10,272.7 million in 2018 to RMB10,962.5 million in 2019, primarily due to the growth in live streaming revenues.

Live streaming revenue. YY Live’s live streaming revenue increased by 6% from RMB10,073.3 million in 2018 to RMB10,721.3 million in 2019, due to the combined effect of increase in the number of paying users on YY Live from 8.6 million in 2018 to 9.4 million in 2019 and decrease of ARPU from RMB1,170 in 2018 to RMB1,138 in 2019.

Other revenue. YY Live’s other revenues increased by 21% from RMB199.3 million in 2018 to RMB241.2 million in 2019, which was primarily due to an increase in membership fees.

Cost of revenues. Cost of revenues of YY Live increased by 6% from RMB5,357.8 million in 2018 to RMB5,703.3 million in 2019, which was largely in line with the increase in total revenues.

Sales and marketing expenses. Sales and marketing expenses of YY Live increased by 2% from RMB498.2 million in 2018 to RMB506.6 million in 2019.

Research and development expenses. Research and development expenses of YY Live decreased by 5% from RMB412.0 million in 2018 to RMB393.1 million in 2019, primarily due to the decrease of share-based compensation related to research and development personnel resulted from less new grants made.

General and administrative expenses. General and administrative expenses of YY Live decreased by 3% from RMB203.7 million in 2018 to RMB198.5 million in 2019.

Other income. Other income of YY Live was RMB203.4 million in 2019, increasing by 204% from RMB67.0 million in 2018, primarily due to an increase in government grants received.

Income tax expenses. Income tax expenses of YY Live increased by 15% from RMB580.9 million in 2018 to RMB666.3 million in 2019, in line with the taxable income growth.

Net income. As a result of the foregoing, YY Live generated a net income of RMB3,700.7 million in 2019, representing a 13% increase from RMB3,288.6 million in 2018.

Liquidity and Capital Resources

As of December 31, 2020, YY Live had RMB206.2 million (US$31.6 million) cash and cash equivalents. YY Live’s cash and cash equivalents consist of cash on hand and investments in interest bearing liquid investments. During the Track Record Period, YY Live have financed its operations primarily through cash flows from operations.

Cash Flows

The following table sets forth a summary of YY Live’s cash flows for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Net cash provided by operating activities	3,787,985	3,815,151	3,093,275	474,066
Net cash (used in) provided by investing activities	(26,404)	(192,783)	45,208	6,928
Net cash used in financing activities	(3,723,605)	(3,600,884)	(3,002,014)	(460,079)
Net increase in cash and cash equivalents	37,976	21,484	136,469	20,915
Cash and cash equivalents at the beginning of the year	10,262	48,238	69,722	10,685
Cash and cash equivalents at the end of the year	48,238	69,722	206,191	31,600

Operating Activities

Net cash provided by operating activities amounted to RMB3,093.3million (US$474.1 million) in 2020. The difference between net cash provided by operating activities and net income of RMB3,141.3million (US$481.4 million) was primarily due to an increase in accounts receivable of RMB128.0 million (US$19.6 million) and a decrease in deferred revenue of RMB58.3 million (US$8.9 million), partially offset by a non-cash item adjustment in share-based compensation of RMB92.7 million (US$14.2 million).

Net cash provided by operating activities amounted to RMB3,815.2 million in 2019. The difference between net cash provided by operating activities and net income of RMB3,700.7 million was primarily due to a non-cash item adjustment in share-based compensation of RMB140.3 million, partially offset by a decrease in accrued liabilities and other current liabilities of RMB31.7 million.

Net cash provided by operating activities amounted to RMB3,788.0 million in 2018. The difference between net cash provided by operating activities and net income of RMB3,288.6 million was primarily due to a non-cash item adjustment in share-based compensation of RMB193.2 million and an increase in accrued liabilities and other current liabilities of RMB208.6 million, partially offset by a decrease in deferred revenue of RMB23.4 million.

Investing Activities

Net cash provided by investing activities amounted to RMB45.2 million (US$6.9 million) in 2020. Net cash provided by investing activities primarily resulted from maturities of short-term investments of RMB130.0 million (US$19.9 million), partially offset by placement of short-term investments of RMB60 million (US$9.2 million).

Net cash used in investing activities amounted to RMB192.8 million in 2019. Net cash used in investing activities primarily resulted from placement of short-term investments of RMB121.8 million and purchase of property and equipment of RMB72.7 million.

Net cash used in investing activities amounted to RMB26.4 million in 2018. Net cash used in investing activities primarily resulted from purchase of property and equipment of RMB27.2 million.

Financing Activities

Net cash used in financing activities was RMB3,002.0 million (US$460.1 million) in 2020, attributable to contribution to JOYY.

Net cash used in financing activities was RMB3,600.9 million in 2019, attributable to contribution to JOYY.

Net cash used in financing activities was RMB3,723.6 million in 2018, attributable to contribution to JOYY.

For more discussion on how the contributions to JOYY in the cash flows were derived, please refer to note 1(c) to Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

Working Capital

The following table sets forth a breakdown of YY Live’s current assets and liabilities as of the dates indicated.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Current assets:
Cash and cash equivalents	48,238	69,722	206,191	31,600
Short-term investments	–	70,327	–	–
Accounts receivable, net	74,253	79,430	206,580	31,660
Amounts due from related parties	1,537	1,087	456	70
Prepayments and other current assets	25,785	39,205	45,001	6,897
Total current assets	149,813	259,771	458,228	70,227

Current liabilities
Income taxes payable	–	3,459	21,014	3,221
Accrued liabilities and other current liabilities	936,667	904,918	907,692	139,110
Advances from customers	80,504	97,928	80,761	12,377
Deferred revenue	425,226	355,549	326,702	50,069
Total current liabilities	1,442,397	1,361,854	1,336,169	204,777

YY Live recorded net current liabilities of RMB1,292.6 million, RMB1,102.1 million and RMB877.9 million (US$134.6 million) as of December 31, 2018, 2019 and 2020, respectively, primarily due to accrued liabilities and other current liabilities and deferred revenue.

Certain Balance Sheet Items

Accrued liabilities and other current liabilities

YY Live’s accrued liabilities and other current liabilities primarily include accrued revenue sharing fees, accrued salaries and welfare and accrued promotion expenses. YY Live’s accrued liabilities and other current liabilities increased by 0.3% from RMB904.9 million as of December 31, 2019 to RMB907.7 million (US$139.1 million) as of December 31, 2020. YY Live’s accrued liabilities and other current liabilities decreased by 3.4% from RMB936.7 million as of December 31, 2018 to RMB904.9 million as of December 31, 2019, primarily due to the decrease of revenue sharing payable to live streaming talent agencies and performers.

Deferred revenue, current

YY Live’s deferred revenue primarily consists of prepaid subscriptions under membership program and unamortized revenue from virtual items. YY Live’s current deferred revenue decreased by 8% from RMB355.5 million as of December 31, 2019 to RMB326.7 million (US$50.1 million) as of December 31, 2020, primarily due to decrease in live streaming revenue. YY Live’s current deferred revenue decreased by 16% from RMB425.2 million as of December 31, 2018 to RMB355.5 million as of December 31, 2019, primarily due to one upfront recharge promotion activity conducted in 2018 year end and no such activity in 2019 year end.

Advances from customers

YY Live’s advances from customers primarily consist of prepayments from users in the form of virtual currency that are not yet consumed or converted into virtual items. YY Live’s advances from customers decreased by 18% from RMB97.9 million as of December 31, 2019 to RMB80.8 million (US$12.4 million) as of December 31, 2020, primarily due to the decrease of live streaming revenue. YY Live’s advances from customers increased by 22% from RMB80.5 million as of December 31, 2018 to RMB97.9 million as of December 31, 2019, primarily due to the increase of live streaming revenue.

Accounts Receivable, net

YY Live’s accounts receivable, net mainly consist of amounts due from live streaming service users to be collected from payment platforms. YY Live’s accounts receivable, net increased by 160% from RMB79.4 million as of December 31, 2019 to RMB206.6 million (US$31.7 million) as of December 31, 2020, primarily due to delayed withdrawal from third party online payment platforms. YY Live’s accounts receivable, net increased by 7% from RMB74.3 million as of December 31, 2018 to RMB79.4 million as of December 31, 2019, which was largely in line with the increase in total revenues.

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